SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the Month of February, 2007

KOREA ELECTRIC POWER CORPORATION

(Translation of registrant’s name into English)

167, Samseong-dong, Gangnam-gu, Seoul 135-791, Korea

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F        X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                        No        X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

This Report of Foreign Private Issuer on Form 6-K is deemed filed for all purposes under the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended, including by reference in the Registration Statement on Form F-3 (Registration No. 33-99550) and the Registration Statement on Form F-3 (Registration No. 333-9180).

On February 28, 2007, the Board of Directors of Korea Electric Power Corporation (“KEPCO”) passed resolutions on the following items.

1. The 46th Annual General Meeting of Shareholders of KEPCO

Date and time	March 23, 2007, 10:00 a.m. (Seoul Time)

Place	167, Samseong-dong, Gangnam-gu, Seoul, Korea, Grand Hall at the head office of KEPCO

Report

1. General report on the business of KEPCO for the fiscal year ended December 31, 2006

2. Review report of the Board of Auditors on the proposed financial statements of KEPCO for the fiscal year ended December 31, 2006.

3. Appointment of the independent accountant of KEPCO

-   KEPCO changed its accountant to Deloitte Anjin LLC., a member firm of Deloitte Touche Tohmatsu effective for a period from January 1, 2007 through December 31, 2009 from KPMG Samjong Accounting Corp.(Such change was in the ordinary course of business of KEPCO.

Agenda

1. Shareholders’ approval of the non-consolidated balance sheets, income statements and the proposed appropriation of retained earnings as of or for the fiscal year ended December 31, 2006, each prepared in accordance with generally accepted accounting principles in Korea, or Korean GAAP.

2. Selection of the president of KEPCO

2. Dividend Payment for the fiscal year 2006 in comparison to the fiscal year 2005

Fiscal year	2006		2005
Dividend per share	KRW	1,000	KRW	1,150
Aggregate dividend amount	KRW	621,081,752,000	KRW	731,535,297,500
Dividend rate per par value		20%		23%
Number of shares issued and outstanding		641,567,712		641,567,712
Net Income	KRW	2,070,543,190,217	KRW	2,448,610,680,633

☐	All figures listed above are subject to change pending the audit by our independent public accountant, KPMG Samjong Accounting Corp., and the approval at our general meeting of shareholders.

☐	Preliminary, unaudited, non-consolidated financial statements as of or for the fiscal year ended December 31, 2006, prepared in accordance with Korean GAAP and the Nominee for the selection of the president will be notified on a public filing at the SEC’s website at www.sec.gov and KEPCO’s website at http://www.kepco.co.kr/eng/ in due course.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By:	/s/ Jong-kwang Kim
Name:	Jong-kwang Kim
Title:	Treasurer

Date: February 28, 2007